Exhibit 14

POWERDYNE INTERNATIONAL, INC.

CODE OF BUSINESS CONDUCT AND ETHICS

The Board of Directors of Powerdyne International, Inc., a Delaware corporation, (“Powerdyne”), has adopted this Code of Business Conduct and Ethics to:

●	Promote honest and ethical conduct (including fair dealing and the ethical and efficient handling of conflicts of interest);

●	Promote full, fair, accurate, timely and understandable disclosure of material information to its shareholders and the public;

●	Promote compliance with applicable laws, rules and regulations;

●	Ensure the protection of Powerdyne’s legitimate business interests (including corporate opportunities, assets and confidential information) and

●	Deter wrongdoing.

All directors, officers and employees of Powerdyne are expected to be familiar with this Code and to adhere to its principles and procedures.

From time-to-time, Powerdyne may waive some provisions of this Code. Any waiver, however:

●	Can only be made by the Board of Directors;

●	Must be made prior to any action taken in reliance thereon and

●	Must be timely disclosed in complete conformity with the requirement of any and all stock exchanges on which Powerdyne’s securities are traded.

I.	Honest and Candid Conduct

Each director, officer and employee owes a duty to Powerdyne to act with integrity. Integrity requires, among other things, being honest and candid. Deceit and subordination of principle are inconsistent with integrity.

Each director, officer and employee must:

●	Act with integrity, including being honest and completely candid (while still maintaining the confidentiality of information where required or consistent with Powerdyne’s policies);

●	Observe both the letter and spirit of all laws, rules and regulations, accounting standards and Powerdyne policies and

●	Adhere to a high standard of business ethics.

II.	Raising Ethical Issues

Maintaining high ethical standards (including appropriate disclosure and internal accounting controls) is the responsibility of every member of the Powerdyne family, its employees, agents, servants, officers and directors. Early identification and resolution of ethical issues that will arise are critical to maintaining our commitment to world-class business practices.

Powerdyne personnel are expected to treat compliance with ethical standards as a critical element of their responsibilities. Although this Code addresses a wide range of business practices and procedures, it cannot anticipate every issue that may arise. If you are unsure of what to do in any situation, you should seek additional guidance and information before you act. You should use your judgment and common sense and err on the side of honesty and disclosure; if something seems unethical or improper it probably is. If you have any questions regarding the best course of action in a particular situation, or if you suspect a possible violation of a law, rule, regulation or Powerdyne ethical standard, you should promptly contact Powerdyne’s Code of Business Conduct and Ethics contact person (401-739-3300) for advice. Alternatively, you may contact any officer or director.

If you raise an ethical issue and you believe the issue has not been fully or properly addressed, then you should bring your concern to the Chairman of the Board.

Powerdyne strongly encourages personnel to raise possible ethical issues. Powerdyne has adopted a Non-Retaliation Policy which specifically prohibits any retaliatory action against any individual for raising legitimate concerns or questions regarding ethical matters or for reporting suspected violations.

III.	Protecting Powerdyne’s Corporate Assets and Records

You are responsible for safeguarding Powerdyne’s tangible and intangible assets as well as those of its customers, suppliers and distributors to which you may have access or which are under your control. Powerdyne’s assets must not be used for personal benefit except where permitted in advance by Powerdyne.

Assets include cash, business plans, customer information, supplier information, distributor information, intellectual property (computer programs, models and other items), physical property and services. This definition is illustrative only and is incomplete.

Misappropriation of corporate assets is a breach of your duty to Powerdyne and may constitute an act of fraud or theft. Similarly, carelessness or waste with regard to a corporate asset is also a breach of your duty to Powerdyne.

Powerdyne has strict policies regarding the use of its telephone, e-mail and voice- mail systems. Each is a business communication tool and users are obligated to use these tools in a responsible, effective and lawful manner for business (and not personal use). Any data or other information, of any kind and in any medium, kept, stored or found on or in any Powerdyne asset (including computers, telephones or in “the Cloud”) belongs to Powerdyne and no director, officer or employee should have any expectation of privacy thereto. Violations of Powerdyne’s policies regarding these tools can result in corrective action up to and including discharge.

Additionally, the records, data and information owned, used and managed by Powerdyne must be accurate and complete. You are personally responsible for the integrity of the information, reports and records under your control. Records must be maintained in sufficient detail as to accurately reflect Powerdyne’s completed or pending transactions. Financial statements must always be prepared in accordance with generally accepted accounting principles and fairly present, in all material respects, Powerdyne’s financial condition and results.

You must use common sense and observe standards of good taste regarding content and language when creating business records and other documents (such as e- mail) that may be retained by Powerdyne or a third party. You should keep in mind that at a future date, Powerdyne or a third party may be in a position to rely on or interpret the document with the benefit of hindsight and/or the disadvantage of imperfect recollections.

You are required to cooperate fully with appropriately authorized internal and external investigations. Making false statements to or otherwise misleading internal or external auditors, Powerdyne’s Board of Directors, Powerdyne’s counsel, Powerdyne’s representatives or regulators can be a criminal act that can result in severe penalties and is sufficient grounds for summary termination. You must never withhold or fail to communicate information that raises ethical questions and thus should be brought to the attention of management.

You are prohibited from destroying any records that are potentially relevant to a violation of law or any litigation or any pending, threatened or foreseeable government investigation or proceeding. If you are instructed to destroy such records and you are unsure if they should be destroyed, you are expected to immediately seek guidance from management.

Powerdyne is committed to accuracy in the creation and maintenance of tax-related records, and its tax filings in compliance with the overall intent and letter of applicable laws. Tax returns must be filed and taxes paid on time.

IV.	Conflicts of Interest with Powerdyne

A “conflict of interest” occurs when an individual’s private interest interferes or reasonably appears to interfere with Powerdyne’s interests. A conflict of interest can arise when a director, officer or employee takes actions or has interests that may make it difficult to perform his or her Powerdyne work objectively and effectively. For example, a conflict of interest would arise if a director, officer or employee, or a member of his or her family, receives improper personal benefits as a result of his or her position in Powerdyne. Any material transaction or relationship that could reasonably be expected to give rise to a conflict of interest should be discussed with the Code of Business Conduct and Ethics contact person.

In particular, clear conflicts of interest situations involving directors, executive officers and other employees who occupy supervisory positions or who have discretionary authority in dealing with third parties may include the following:

●	Significant ownership interest in a supplier to or customer of Powerdyne;

●	A consulting or employment relationship with a supplier to, customer or competitor with Powerdyne;

●	An outside business activity that detracts from an individual’s ability to devote appropriate time and attention to his or her responsibilities to Powerdyne;

●	The receipt of non-nominal gifts or excessive entertainment from any company with which Powerdyne has current or prospective business dealings;

●	Being in the position of supervising, reviewing or having any influence on the job evaluation, pay or benefit or any immediate family member; and

●	Selling anything to or buying anything from Powerdyne except on the same terms and conditions as unrelated third parties are permitted to do so. Such situations should always be discussed with the Code of Business Conduct and Ethics contact person).

V.	Powerdyne’s Disclosure Process

Each director, officer or employee involved in Powerdyne’s disclosure process is required to be familiar with and to comply with Powerdyne’s disclosure controls, procedures and internal controls over financial reporting, to the extent relevant to his or her area of responsibility. This is so that Powerdyne’s public reports and government or regulatory filings comply in all material respects with applicable law, rules and regulations. In addition, each such person having direct or supervisory authority regarding these filings or Powerdyne’s other public communications concerning its general business, results, financial condition and prospects should, to the extent appropriate within his or her area of responsibility, consult with other Powerdyne officers and employees and take other appropriate steps regarding these disclosures with the goal of making full, fair, accurate, timely and understandable disclosure.

Each director, officer or employee who is involved in Powerdyne’s disclosure process must:

●	Familiarize himself or herself with such disclosure requirements as well as with Powerdyne’s business and financial operations.

●	Annually acknowledge, in writing delivered to the Corporate Secretary prior to the end of the first quarter, that he or she has read, understands and is in compliance with this Code.

●	Not knowingly misrepresent, or cause others to misrepresent, facts about Powerdyne to others, including Powerdyne’s directors, officers, auditors, governmental regulators and self- regulatory organizations.

●	Properly review and critically analyze proposed disclosure for accuracy and completeness (or, where appropriate, delegate this task to others).

●	Immediately advise Powerdyne’s Code of Business Conduct and Ethics contact person as soon as he or she learns that he, she or any other person subject hereto has or appears to have violated this Code.

VI.	Reporting and Accountability

The Board of Directors is solely responsible for applying this Code and has the sole authority to interpret this Code. Any director, officer or employee who becomes aware of any existing or potential violation of this Code is required to notify the Code of Business Conduct and Ethics contact person promptly. Failure to do so itself is a violation of this Code.

Any question relating to how this Code should be interpreted or applied must be addressed to the Code of Business Conduct and Ethics Contact Person. A director, officer or employee who is unsure of whether a situation violates this Code should discuss the situation with the Code of Business Conduct and Ethics Contact Person to prevent possible misunderstanding and embarrassment at a later date.

Each director, officer or employee must:

●	Notify the Code of Business Conduct and Ethics Contact Person promptly of any existing or potential violation of this Code.

●	Not retaliate against any other director, officer, employee, agent or servant who makes a good faith report of a possible violation of this Code.

The Board of Directors shall take all action it considers appropriate to investigate any violation reported to it. If a violation has occurred, Powerdyne will take such disciplinary or preventive action as it deems appropriate.

VII.	Powerdyne’s Corporate Opportunities

Directors, officers and employees owe a duty to Powerdyne to advance Powerdyne’s business interests when the opportunity to do so arises. Directors, officers, and employees are prohibited from taking (or directing to a third party) a business opportunity that is discovered through the use of corporate property, information or position, unless Powerdyne has already been offered the opportunity and turned it down. More generally, directors, officers and employees are prohibited from using corporate property, information or their position for personal gain and from competing with Powerdyne.

Sometimes the line between personal and Powerdyne benefits is difficult to draw, and sometimes there are both personal and Powerdyne benefits in certain activities. Directors, officers and employees who intend to make use of Powerdyne’s property or services in a manner not solely for Powerdyne’s benefit should consult beforehand with the Code of Business Conduct and Ethics contact person.

VIII.	Confidentiality

In carrying out Powerdyne’s business, directors, officers and employees often learn confidential or proprietary information about Powerdyne, its customers, and suppliers. Directors, officers and employees must maintain the confidentiality of all information so entrusted to them, except when disclosure is authorized or legally mandated. Confidential or proprietary information of Powerdyne, and of other companies, includes any non-public information that would be harmful to the relevant company or useful or helpful to competitors if disclosed.

IX.	Fair Dealing with Customers and Others

We have a history of succeeding through honest business competition. We do not seek competitive advantages through illegal or unethical business practices. Each director, officer and employee of Powerdyne should endeavor to deal fairly with Powerdyne’s customers, service providers, suppliers, competitors and employees. No director, officer or employee should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any unfair dealing practice.

X.	Media, Publishing and Public Appearances

Powerdyne employees may be approached for interviews or comments by the news media from time-to-time. They are not authorized to speak on behalf of Powerdyne and in such instances should immediately advise its Chief Executive Officer or other designated representative of such contact. Only contact people designated by the Chief Executive Officer may comment to news reporters on Powerdyne policy or events relevant to Powerdyne.

All inquiries from the media relating to Powerdyne should be referred to Powerdyne’s Chief Executive Officer or his designated representative. Only officially designated spokespersons may provide comments for the media.

XI.	Gifts and Entertainment

Accepting Gifts and Entertainment

In general, you should not accept gifts or the conveyance of anything of value (including entertainment) from current or prospective Powerdyne customers or suppliers. Moreover, you should never accept a gift in circumstances in which it could even appear to others that your business judgment has been compromised.

Gifts may only be accepted from current or prospective Powerdyne customers or suppliers when permitted under applicable law if they are: (1) noncash gifts of nominal value; or (2) customary and reasonable meals and entertainment at which the donor is present. Any gift which appears to be of more than a nominal value must be reported to the Code of Business Conduct and Ethics Contact Person, and may be returned to the donor.

Giving Gifts and Providing Entertainment

You may not make a gift, if it would be seen by others as a consideration for an official or business favor. Appropriate entertainment may be offered to customers by persons authorized to do so, subject to the applicable business expense reimbursement requirements.

The United States and other countries, states and many local jurisdictions have laws restricting gifts (e.g., meals, entertainment, transportation, lodging or other things of value) that may be provided to government officials. In addition, the U.S. Foreign Corrupt Practices Act of 1977 (“FCPA”) prohibits certain business conduct such as bribery, including the payment, or promise of payment, of anything of value to foreign officials (including any person employed by or representing a foreign government, officials of a foreign political party, officials of public international organizations and candidates for foreign office) and imposes serious penalties for any violation. Payment made indirectly through a consultant, contractor or other intermediary is also prohibited.

Political Activities and Contributions

You have the right to voluntarily participate in the political process. No one at Powerdyne may require you to contribute to, support or oppose any political group or candidate. If you choose to participate in the political process, you must do so as an individual, not as a representative of Powerdyne. You may not work on a political fundraiser or other campaign activity while at work or use company property for these activities. Any overt, visible and partisan political activity that could cause someone to believe that your actions reflect Powerdyne’s views or position must receive the prior approval of Powerdyne’s Chief Executive Officer.

Lobbying

Powerdyne encourages every employee to take an active interest in government processes. Any participation in a political process, however, is to be undertaken as an individual – not as a representative of Powerdyne. You must not engage in lobbying activities on behalf of Powerdyne.

XII.	Your Investments

Insider Trading

Powerdyne has adopted a Corporate Trading Policy which is available on Powerdyne’s website (www.powerdyneinternational.com) under “Corporate Governance”. This policy, the laws of the United States and those of many other countries prohibit trading in the securities (including equity securities, convertible securities, options, bonds and any stock index containing the security) of any company by one in possession of material, nonpublic information (also known as “inside information”). This prohibition applies to transactions for your personal account. A personal account is any account in which you have a financial or beneficial interest, or the power to affect or the ability to influence trading or investment decisions, either directly or indirectly. Personal accounts are deemed to include accounts of spouses, domestic partners, paramours, children and other members of your household, and accounts over which you have investment discretion.

If you believe you have come into possession of inside information, you may not execute any trade in the securities of the subject company without first consulting with Powerdyne’s corporate counsel, who will then determine whether such trade would violate Powerdyne’s Corporate Trading Policy or applicable laws. The definition of “material, nonpublic information” is broad. Information is “material” (and hence, potentially subject to the prohibition on insider trading) if there is a substantial likelihood that a reasonable investor would consider the information important in determining whether to trade in a security, or if the information, if made public, likely would affect the market price of a company’s securities. Information may be material even if it relates to future, speculative or contingent events, and even if it is significant only when considered in combination with publicly available information.

Information is considered to be “nonpublic” unless it has been publicly disclosed, and adequate time has passed for the securities markets to digest it. Examples of adequate disclosure include public filings with securities regulatory authorities and the issuance of press releases.

It is also illegal in the United States and many other countries to “tip” or pass on inside information to any other person if you know or reasonably suspect will misuse information by trading in securities or passing such information on further, even if you do not receive any monetary benefit from the tippee.

Personal Investments in Powerdyne Securities

Powerdyne supports employee stock ownership. Investments in Powerdyne securities for personal accounts should be made with a long-term orientation and as part of a broader investment strategy. In order to comply with applicable law and avoid the appearance of impropriety, certain general restrictions apply to all transactions in Powerdyne securities.

Additionally, directors and officers are subject to reporting and other legal restrictions regarding their personal trading of Powerdyne securities. You are responsible for knowing and abiding by any Powerdyne policies regarding Powerdyne securities that may be applicable to you and any SEC or governmental laws, rules or regulations applicable to trading in securities.

XIII.	Related Party Business Dealings

You must notify the Code of Business Conduct and Ethics Contact Person of any business relationship or proposed business relationship or proposed business transaction Powerdyne may have with any company in which you or a related party has a direct or indirect interest or from which you or a related party may derive a benefit, or where a related party member is employed, if such a relationship or transaction might give rise to the appearance of a conflict of interest (for example, if you or a family member own or control property of significant value that Powerdyne is either purchasing or leasing).

This requirement generally excludes any interest that exists solely as a result of your ownership of less than 1% of the outstanding publicly traded equity securities of such company.

XIV.	Commitment to the Environment

Powerdyne is committed to conducting business in an environmentally responsible manner that protects human health, natural resources and the global environment. The U.S. and many other countries have laws and regulations relating to environmental protections. Environmental risks or opportunities that may arise out of our operations should be identified and managed in accordance with these laws and regulations. Questions regarding environmental concerns should be directed to Powerdyne’s environmental and regulatory affairs department or to Powerdyne’s Chief Executive Officer.

Conclusion

We at Powerdyne aspire to the highest standards of moral and ethical conduct, working to earn the trust of our customers, day-in and day-out. In the thousands of decisions we make and actions we take every day, we affirm our commitment to this Code of Business Conduct and Ethics and to deliver value to our customers, our people, our shareholders and our communities.

/s/ James F. O’Rourke
James F. O’Rourke
Chief Executive Officer and Director

Dale P. Euga
President and Director

/s/ Arthur M. Read, II
Arthur M. Read, II
Executive Vice-President, General Counsel and Director

/s/ John M. Faulhaber
John M. Faulhaber
Chairman of the Board and Director

/s/ Robert C. Hemsen
Robert C. Hemsen
Vice-Chairman of the Board and Director

/s/ Linda H Madison
Linda H Madison
Corporate Secretary and Treasurer